UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Occam Networks, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67457P101 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP NO. 67457P101

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Norwest Venture Partners VIII, LP Tax Identification No. [41-1986211]
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER

1,909,493
(6) SHARED VOTING POWER

0
(7) SOLE DISPOSITIVE POWER

1,909,493
(8) SHARED DISPOSITIVE POWER

0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,909,493
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.7%
12)	TYPE OF REPORTING PERSON

PN

13G
CUSIP NO. 67457P101

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Itasca VC Partners VIII, LLP Tax Identification No. [41-1971715]
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER

1,909,493
6) SHARED VOTING POWER

0
7) SOLE DISPOSITIVE POWER

1,909,493
8) SHARED DISPOSITIVE POWER

0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,909,493
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.7%
12)	TYPE OF REPORTING PERSON

PN

13G
CUSIP NO. 67457P101

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

George J. Still, Jr.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER

2,004,145
6) SHARED VOTING POWER

0
7) SOLE DISPOSITIVE POWER

2,004,145
8) SHARED DISPOSITIVE POWER

0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,004,145
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.2%
12)	TYPE OF REPORTING PERSON

IN

CUSIP NO. 67457P101	13G

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Promod Haque
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER

2,004,145
(6) SHARED VOTING POWER

0
(7) SOLE DISPOSITIVE POWER

2,004,145
(8) SHARED DISPOSITIVE POWER

0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,004,145
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.2%
12)	TYPE OF REPORTING PERSON

IN

13G
CUSIP NO. 67457P101

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

John P. Whaley
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER

2,004,145
(6) SHARED VOTING POWER

0
(7) SOLE DISPOSITIVE POWER

2,004,145
(8) SHARED DISPOSITIVE POWER

0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,004,145
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.2%
12)	TYPE OF REPORTING PERSON

IN

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Item 1	(a)	Name of Issuer:

Occam Network, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

77 Robin Hill Road Santa Barbara, CA 93117

Item 2	(a)	Name of Person Filing:

1. Norwest Venture Partners VIII, LP

2. Itasca VC Partners VIII, LLP

4. George J. Still, Jr.

5. John P. Whaley

6. Promod Haque

Item 2	(b)	Address of Principal Business Office or, if None, Residence:

1. Norwest Venture Partners VIII, LP 3600 IDS Center 80 South Eighth Street Minneapolis, MN 55402

2. Itasca VC Partners VIII, LLP 525 University Avenue Suite 800 Palo Alto, CA 94301

3. George J. Still, Jr. c/o Norwest Venture Partners 525 University Avenue, Suite 800 Palo Alto, CA 94301

4. Promod Haque c/o Norwest Venture Partners 525 University Avenue, Suite 800 Palo Alto, CA 94301

5. John P. Whaley 3600 IDS Center 80 South Eighth Street Minneapolis, MN 55402

This statement is filed by Norwest Venture Partners VIII, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Venture Partners VIII, LP is a Delaware limited partnership, whose general partner is Itasca VC Partners VIII, LLP. George J. Still, Jr. and Promod Haque are the managing partners and John P. Whaley is the managing administrative partner of Itasca VC Partners VIII, LLP.

Item 2	(c)	Citizenship:

1. Norwest Venture Partners VIII, LP: Delaware

2. Itasca VC Partners VIII, LLP: Delaware

3. George J. Still: United States of America

4. Promod Haque: United States of America

5. John P. Whaley: United States of America

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

67457P101

Item 3		Not Applicable

Item 4	Ownership:

(1) Norwest Venture Partners VIII, LP (“NVP VIII”): At December 31, 2006, NVP VIII owned of record 1,909,493 shares of Issuer’s common stock (“Common Stock”). This amount represents 9.7% of the total shares of Common Stock outstanding at that date.

(2) Itasca VC Partners VIII, LLP (“Itasca VC VIII”): At December 31, 1,909,493 shares of Common Stock, by virtue of its position as general partner of NVP VIII, the record owner of such shares. This amount represents 9.7% of the total shares of Issuer’s Common Stock outstanding at that date.

(3) George J. Still, Jr.: At December 31, 2006, George J. Still, Jr. may be deemed to have beneficially owned 2,004,145 shares of Common Stock consisting of the following: (1) 94,652 shares of Common Stock by virtue of his status as a managing partner of Itasca VC VIII, the general partner of NVP Entrepreneurs Fund VIII, L.P., a Delaware limited partnership (“NVPEF VIII”), the record owner of such shares; and (2) 1,909,493 shares of Common Stock by virtue of his status as a managing partner of Itasca VC VIII, the general partner of NVP VIII, the record owner of such shares. This amount represents 10.2% of the total shares of Issuer’s Common Stock outstanding at that date.

(4) Promod Haque: At December 31, 2006, Promod Haque may be deemed to have beneficially owned 2,004,145 shares of Common Stock consisting of the following: (1) 94,652 shares of Common Stock by virtue of his status as a managing partner of Itasca VC VIII, the general partner of NVPEF VIII, the record owner of such shares; and (2) 1,909,493 shares of Common Stock by virtue of his status as a managing partner of Itasca VC VIII, the general partner of NVP VIII, the record owner of such shares. This amount represents 10.2% of the total shares of Issuer’s Common Stock outstanding at that date.

(5) John P. Whaley: At December 31, 2006, John P. Whaley may be deemed to have beneficially owned 2,004,145 shares of Common Stock, consisting of the following: (1) 94,652 shares of Common Stock by virtue of his status as a managing partner of Itasca VC VIII, the general partner of NVPEF VIII, the record owner of such shares; and (2) 1,909,493 shares of Common Stock by virtue of his status as a managing partner of Itasca VC VIII, the general partner of NVP VIII, the record owner of such shares. This amount represents 10.2% of the total shares of Issuer’s Common Stock outstanding at that date.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 14, 2007

NORWEST VENTURE PARTNERS VIII, LP

By	ITASCA VC PARTNERS VIII, LLP, as general partner

By:	/s/ John P. Whaley
John P. Whaley, Managing Administrative Partner

AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Norwest Venture Partners VIII, LP on its own behalf and on behalf of (a) Itasca VC Partners VII, LLP, a Delaware limited liability partnership, (b) George J. Still, Jr., (c) John P. Whaley and (d) Promod Haque.

Dated: February 14, 2007

NORWEST VENTURE PARTNERS VIII, LP

By	ITASCA VC PARTNERS VIII, LLP

/s/ John P. Whaley
John P. Whaley, As Managing Administrative Partner

/s/ John P. Whaley
John P. Whaley, As Attorney-In-Fact for George J. Still, Jr.

/s/ John P. Whaley
John P. Whaley, As Attorney-In-Fact for Promod Haque

/s/ John P. Whaley
John P. Whaley